SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By /s/ Teruhisa Tokunaka
(Signature) Teruhisa Tokunaka Executive Deputy President and Chief Financial Officer

Date: December 9th, 2002

List of materials

Documents attached hereto:

i)	Press Release regarding the determination of final terms of stock acquisition rights for the purpose of granting stock options.

SONY

News & Information	Sony Corporation 6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No. 02-053E
December 9, 2002

Determination of Final Terms of Stock Acquisition Rights
for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) announced today that the final terms of Common Stock Acquisition Rights and Tracking Stock Acquisition Rights for the purpose of granting stock options, which issues were resolved at the meeting of its Board of Directors held on November 29, 2002, have been determined as set forth below.

I.    Common Stock Acquisition Rights

1.	Amount to be paid in per share for exercise of Common Stock Acquisition Rights:
5,396 yen

2.	Aggregate amount of the shares of Common Stock to be issued or transferred upon exercise of Common Stock Acquisition Rights:
6,477,358,400 yen

3.	The amount to be accounted for as stated capital in respect of shares of Common Stock to be issued upon exercise of Common Stock Acquisition Rights:
2,698 yen per share

II.    Tracking Stock Acquisition Rights

1.	Amount to be paid in per share for exercise of Tracking Stock Acquisition Rights:
1,008 yen

2.	Aggregate amount of the shares of Tracking Stock to be issued or transferred upon exercise of Tracking Stock Acquisition Rights:
45,864,000 yen

3.	The amount to be accounted for as stated capital in respect of shares of Tracking Stock to be issued upon exercise of Tracking Stock Acquisition Rights:
504 yen per share

Notes:    1. Date of Ordinary General Meeting of Shareholders
June 20, 2002

2. Date of issue of Stock Acquisition Rights
December 9, 2002

3. Aggregate number of Stock Acquisition Rights

Common Stock Acquisition Rights:	12,004
Tracking Stock Acquisition Rights:	455

4. Issue price of Stock Acquisition Rights
No consideration shall be paid

5. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights

Common Stock Acquisition Rights:	1,200,400 shares of Common Stock of the Corporation*
Tracking Stock Acquisition Rights:	45,500 shares of Tracking Stock of the Corporation*

*	The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 100.

6. Period during which Stock Acquisition Rights may be exercised
From and including December 9, 2003 to and including December 8, 2012

7. Conditions for exercise of Stock Acquisition Rights

(i)	Each Stock Acquisition Right may not be exercised in part.

(ii)
If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the meeting of shareholders of the Corporation, holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the date of such share exchange or share transfer.

8.Persons to whom Stock Acquisition Rights shall be allocated
Common Stock Acquisition Rights:
Directors and employees of the Corporation and its subsidiaries (total: 539)

Tracking Stock Acquisition Rights:
Directors and employees of Sony Communication Network Corporation (total: 7)

Contact:
Sony Corporation
Corporate Communications
(03) 5448-2200